U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

February 28, 2012

VIA EDGAR TRANSMISSION

Ms. Mary Cole
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Direxion Shares ETF Trust (the “Trust”)
File Nos.: 333-150525 and 811-22201

Dear Ms. Cole:

The purpose of this letter is to respond to oral comments provided to Kevin Christy of K&L Gates LLP on February 22, 2012 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 63 to its Registration Statement on Form N-1A (the “Registration Statement”).  PEA No. 63 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on January 18, 2012, and will become effective on February 28, 2012.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus – Principal Investment Strategy

1.	Please consider removing or revising the language in each Fund’s index description, referring to the index as a “rules-based, modified capitalization weighted, float adjusted index,” for clarity.

The referenced disclosure has been revised to refer to the index as a “rules-based index.”

2.	Please add disclosure to clarify that certain companies that are not primarily domiciled in Russia may be included in the index if such companies generate at least 50% of their revenues in Russia.

The requested disclosure has been added to the prospectus.

3.
Please clarify that although companies that are not primarily domiciled in Russia, nor generate at least 50% of their revenue in Russia, may be selected for inclusion in the index, in no instances will the Funds invest more than 20% of its assets in such non-Russian companies.

The requested disclosure has been added to the prospectus.

4.	Please confirm that each Fund’s derivatives disclosure complies with the letter from Barry D. Miller, SEC, to Karrie McMillan, Investment Company Institute, dated July 30, 2010 (“ICI Letter”)

The Trust confirms that that each Fund’s derivatives disclosure complies with the ICI Letter.

5.
Although “Small and Mid Capitalization Risk” is included as a principal risk of each Fund, the principal investment strategy sections for each Fund does not reference any such investments.  Please confirm that investment in small and mid capitalization companies is a primary investment strategy of the Funds and include disclosure to that effect, or remove the related the risk.

The Trust confirms that as part of their primary investment strategies, the Funds will invest in small and mid capitalization companies and the requested related disclosure has been added to the prospectus.

Prospectus – Principal Risks

6.	Please add a principal risk specific to the risks associated with investment in Russia.

The requested “Russian Securities Risk” has been added to the prospectus.

7.	Please revise “Concentration Risk” to specifically reference the sectors or industries in which each Fund will be concentrated.

The requested disclosure has been added to the prospectus.

Prospectus – Fund Performance

8.	When presenting Fund performance, please confirm that each Fund will disclose that prior to March 19, 2012, the Fund sought to track a different index.

The Trust responds by noting that at this time, the prospectus does not include performance for either Fund.  The Trust further confirms that in the future, the requested disclosure will be included with any Fund Performance disclosure.

*     *     *     *     *     *

We trust that the above responses and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Kevin Christy at (202) 778-9195 at K&L Gates LLP or Adam Henkel at U.S. Bancorp Fund Services, LLC at (414) 765-5598.

Sincerely,

Direxion Shares ETF Trust

/s/ Angela Brickl

Name: Angela Brickl
Title:  Secretary

cc:	Robert J. Zutz, K&L Gates LLP
Francine J. Rosenberger, K&L Gates LLP
Adam R. Henkel, U.S. Bancorp Fund Services, LLC